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SI

18000849

Securities and Exchange
FEB 23 2018
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUINT CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVE, STE 460
(No. and Street)

NEW YORK (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXANDER QUINT 212-682-5090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC CPAs
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, B20 (Address) BETHLEHEM (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, ALEXANDER QUINT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUINT CAPITAL CORP, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

GJON BALAJ
Notary Public - State of New York
NO. 01BA6341838
Qualified in Westchester County
My Commission Expires May 16, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quint Capital Corporation

Statement of Financial Condition

As of and for the Year Ended December 31, 2017

Contents
As of and for the Year Ended December 31, 2017

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Quint Capital Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quint Capital Corporation as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Quint Capital Corporation as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quint Capital Corporation's management. Our responsibility is to express an opinion on Quint Capital Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quint Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Quint Capital Corporation's auditor since 2017.

Bethlehem, Pennsylvania

February 20, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Quint Capital Corporation

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash and cash equivalents	$ 65,065
Due from clearing firm	79,954
Accounts receivable	41,489
Prepaid expenses and service retainer	11,251
TOTAL ASSETS	197,759
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	72,296
TOTAL LIABILITIES	72,296
TOTAL STOCKHOLDER'S EQUITY	
Common stock, 100,000,000 shares authorized at $.0001 par value; 1,090,000 shares issued and outstanding	109
Additional paid-in capital	160,161
Retained earnings	(34,807)
TOTAL STOCKHOLDER'S EQUITY	125,463
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 197,759

See Independent Auditor's Report and Notes to Financial Statement

Notes to Financial Statement
December 31, 2017

1. Organization and Nature of Business

Quint Capital Corporation (The "Company") was formed in Florida on September 28, 1989. The Company is located in New York and is a registered broker-dealer and a registered investment adviser ("RIA") under the Securities Exchange Act of 1934. The Company is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") and operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by the clearing firm. Quint Capital, LLC, a limited liability company ("the Parent") is a New York State entity formed in 2013. Quint Capital, LLC is the sole owner of Quint Capital Corporation.

The Company is authorized to engage in transactions in over-the counter corporate equities securities, corporate debt securities, mutual funds, variable life insurance and annuities on a fully disclosed basis. The Company is also authorized to act as a placement agent for securities offerings, an underwriter or selling group participant for corporate securities (other than mutual funds) and perform investment advisory services. The Company is a non-exchange member authorized to arrange transactions in listed securities by an exchange member. They also provide fee based consulting services in the areas of corporate finance, mergers and acquisitions, RIA and insurance.

Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2018 and February 20, 2018, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2017.

Revenue Recognition
Commission revenue (and the related clearing expenses) are recorded on a trade date basis. Revenue from sale of insurance based products are earned when the placement is completed and the income is reasonably determinable. Investment management fees are recognized when earned based on the terms of their respective agreements.

Income Taxes
The Company has elected to be treated as a single-member, disregarded, "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company files a consolidated tax return with its parent entity, Quint Capital LLC, which is a disregarded entity for tax purposes. Neither the Company nor the parent pays federal or state corporate income taxes on its taxable income. Instead, the individual stockholder is liable for individual income taxes on Company's taxable income.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Concentrations of Credit Risk

Cash
The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2017, the amount in excess of insured limits was $0.

4. Due From Clearing Firm

Due from clearing firm represents amounts due from a clearing organization, which includes a clearing deposit of $50,092 as of December 31, 2017.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $82,192, which was $77,192 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 87.96%.

6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

7. Commitments and Contingencies

Office Leases
The Company is currently leasing office space at two locations in New York City, NY, under separate lease agreements. The Company entered into a one year lease agreement effective January 1, 2017 for one of the locations. The second lease agreement commenced on January 1, 2016 and will terminate on December 31, 2018. It will renew each year thereafter for a period of one year, unless terminated by one or both parties. The Company's total rent expense as of December 31, 2017 was $86,540.

The Company's minimum lease payments are as follows:

2018	$51,000

Contingencies
In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company has been involved in litigation matters. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

8. Related Party Transactions

For the year ended December 31, 2017, one of the Company's rental agreements was with an affiliate of the sole shareholder. Rental payments made under this lease were $45,790 in 2017.